SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)
Under the Securities Exchange Act of 1934

Catalyst Paper Corporation
(Name of Issuer)

Common Shares
(Title of Class and Securities)

14888T104
(CUSIP Number of Class of Securities)

Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 28, 2007
(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14888T104	13D

1	NAMES OF REPORTING PERSONS Third Avenue Management LLC I.D. No. 01-0690900

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		72,413,446 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		77,588,594 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,588,594 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

36.14%

14	TYPE OF REPORTING PERSON

IA
Note: All shares identified above are the Company’s common shares, and the percentage in Row 13 above relates to such common shares.

Explanatory Note
     This Amendment No. 5 amends and supplements the Schedule 13D filed on July 28, 2006 by Third Avenue Management LLC (“TAM”), as amended by Amendment No. 1 to the Schedule 13D filed on August 15, 2006 by TAM, Amendment No. 2 to the Schedule 13D filed on October 27, 2006 by TAM, Amendment No. 3 to the Schedule 13D filed on November 14, 2007 and Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed on December 19, 2007 by TAM (the “Statement”) relating to the common shares of (“Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”).
     This Amendment No. 5 amends the Statement to reflect the material disposition of beneficial ownership of securities and the material decrease in the percentage of the Common Shares beneficially owned by certain investment advisory clients of TAM.
     Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended in its entirety to be replaced by the following:

     TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts. Since Amendment No. 4, various separately managed accounts for which TAM acts as investment advisor have purchased an aggregate of 504,800 Common Shares, at the prices indicated in Item 5 hereto. These separately managed accounts have used working capital to purchase these common shares.
     Overall, certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser. Advised funds: Third Avenue International Value Fund, an investment company registered under the Investment Company Act of 1940, has expended approximately $114,161,857 to acquire 40,080,245 Common Shares; Third Avenue Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has expended approximately $36,007,695 to acquire 12,107,879 Common Shares; Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has expended approximately $3,086,374.62 to acquire 1,037,818 Common Shares; and various separately managed accounts for which TAM acts as investment adviser have expended a total of approximately $64,162,533.28 to acquire 24,362,652 Common Shares.
Item 4. Purpose of Transaction
Item 4 of the Statement is hereby amended to add the following information:

     Pursuant to instructions from various investment advisory clients of TAM to liquidate their holdings of Common Shares, an aggregate of 1,952,000 Common Shares were sold on behalf of those investment advisory clients representing approximately 0.91% of the issued and outstanding Common Shares. Further, at the direction of certain other investment advisory clients, an aggregate of 941,084 Common Shares or approximately 0.44% of the issued and outstanding Common Shares were transferred out of the control and discretion of TAM. After giving effect to such non-discretionary sales and transfers of Common Shares, TAM continues to exercise control or direction over 77,588,594 Common Shares as investment adviser to other investment advisory clients. TAM is currently entitled to vote 72,413,446 of such Common Shares.
     Subject to compliance with applicable securities laws, TAM may, in the future on behalf of its client accounts, acquire control or direction over additional Common Shares, sell Common Shares or cease to exercise control or direction over Common Shares.
     TAM has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended in its entirety to be replaced by the following:
(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 77,588,594 Common Shares, constituting approximately 36.14% of the 214,684,100 Common Shares outstanding as of January 4, 2008.
A. Third Avenue International Value Fund
(a)	Amount beneficially owned: 40,080,245 Common Shares.

(b)	Percent of class: 18.67%

(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 40,080,245

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 40,080,245

(iv)	Shared power to dispose or direct the disposition: 0
B. Third Avenue Management Separately Managed Accounts
(a)	Amount beneficially owned: 24,362,652 Common Shares.

(b)	Percent of class: 11.35%

(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 19,187,504

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 24,362,652

(iv)	Shared power to dispose or direct the disposition: 0
C. Third Avenue Small-Cap Value Fund
(a)	Amount beneficially owned: 12,107,879 Common Shares.

(b)	Percent of class: 5.64%

(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 12,107,879

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 12,107,879

(iv)	Shared power to dispose or direct the disposition: 0
D. Third Avenue Variable Series Trust
(a)	Amount beneficially owned: 1,037,818 Common Shares.

(b)	Percent of class: 0.48%

(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 1,037,818

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 1,037,818

(iv)	Shared power to dispose or direct the disposition: 0
(c) TAM has effected the following transactions in the Common Shares since the filing of Amendment No. 4:

		Amount of	Price per
		Common Shares	Common
Transaction Effected By:	Date of Transaction	Involved	Share	Where and How Effected
Separately Managed Accounts	12/17/07	209,700	$1.67	Purchased on open market
Separately Managed Accounts	12/18/07	32,700	$1.68	Purchased on open market
Separately Managed Accounts	12/20/07	123,800	$1.70	Sold on open market
Separately Managed Accounts	12/21/07	1,026,900	$1.69	Sold on open market
Separately Managed Accounts	12/24/07	40,600	$1.62	Sold on open market
Separately Managed Accounts	12/24/07	3,200	$1.66	Sold on open market
Separately Managed Accounts	12/26/07	708,484	n/a	Accounts closed and shares transferred at the direction of account holder
Separately Managed Accounts	12/27/07	262,400	$1.55	Purchased on open market
Separately Managed Accounts	12/27/07	410,000	$1.55	Sold on open market
Separately Managed Accounts	12/28/07	232,600	n/a	Accounts closed and shares transferred at the direction of account holder
Separately Managed Accounts	12/28/07	239,000	$1.49	Sold on open market
Separately Managed Accounts	1/02/08	17,200	$1.55	Sold on open market
Separately Managed Accounts	1/03/08	84,200	$1.55	Sold on open market
Separately Managed Accounts	1/04/08	7,100	$1.55	Sold on open market
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.
(e) Not applicable.

Item 7. Material to be Filed as an Exhibit
     None.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 9, 2008
THIRD AVENUE MANAGEMENT LLC

/s/ W. James Hall Name: W. James Hall
Title: General Counsel